VEON Shares now Trade Exclusively on Nasdaq in New York Amsterdam, Dubai and New York, November 25, 2024: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), today announces the consolidation of its share trading on the Nasdaq Capital Market in New York. Effective from today, VEON's common shares are no longer listed or traded on Euronext Amsterdam, with all public trading of VEON's equity securities now concentrated on Nasdaq. This strategic move is aimed at enhancing trading liquidity and simplifying reporting requirements for the company. "The consolidation of our trading on Nasdaq marks a significant milestone in VEON's capital markets journey. As a US-listed company, VEON offers our investors a unique opportunity to participate in the growth of some of the world’s most dynamic frontier markets. With our shares traded exclusively on Nasdaq, we will continue to focus on improving the accessibility of our growth story for our current and potential investors,” said VEON Group CEO Kaan Terzioglu. VEON has also previously announced the decision to move its Group headquarters to Dubai, in closer proximity to the Company’s Central and South Asian markets and increasing the visibility of VEON for Gulf investors. When the move is completed, VEON will be the largest Nasdaq-listed company with a Group headquarters in Dubai. VEON's common shares will continue to be traded on Nasdaq as American depositary shares (ADSs), each representing 25 common shares, under the ticker symbol VEON. For VEON’s Euronext Amsterdam shareholders who still hold Common Shares and wish to deposit their Common Shares with the Company’s depositary, The Bank of New York Mellon, in exchange for delivery of ADSs, VEON will continue to pay the ADS issuance fees until 6 December 2024. VEON investors can access further information on VEON’s website: www.veon.com/investors. About VEON VEON is a Nasdaq-listed digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology- driven services that empower individuals and drive economic growth. For more information visit: https://www.veon.com. Disclaimer This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares or ADSs, nor shall there be any sale of the Common Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities described in this announcement have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements. Forward-looking statements This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, simplifying the Company’s reporting requirements and the anticipated trading volume that may result from the Euronext Amsterdam Delisting. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate, including the important factors discussed under the caption Risk Factors in VEON’s annual report on Form 20-F for the year ended 31 December 2023, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on the SEC website at www.sec.gov. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. Contact Information: Hande Asik Group Director of Strategy and Communication pr@veon.com Faisal Ghori Group Director of Investor Relations ir@veon.com